LIMITLESS PROJECTS INC.

2261 Rosanna Street

Las Vegas, Nevada 89117

Telephone: 269-692-9418

Email: info@limitlessprojectsinc.com

May 20, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Dear Mr. Morris:

Re: Registration Statement on Form S-1 (File No. 333-252795)

In response to your letter of May 19, 2021 concerning our registration statement on Form S-1, as amended, filed May 10, 2021, we have filed an amended registration statement addressing your comments and provide the following responses:

Report of Independent Registered Public Accounting Firm, page F-2

1.	We reviewed the changes made in response to comment 1. Please ask your auditor to revise their report to include an explanatory paragraph (immediately following the opinion paragraph), which states that the previously issued financial statements have been restated for the correction of an error and references Note 7 to the financial statements, where the error correction is described. Refer to paragraphs .09 and .16 of PCAOB AS 2820.

We have filed a revised audit report that includes an explanatory paragraph regarding the restatement that complies with paragraphs ..09 and .16 of PCAOB AS 2820.

Yours truly,

LIMITLESS PROJECTS INC.

Per: /s/ Daniel Okelo

Daniel Okelo